A/P 5/10/2004

CM SM

SECURIT 04018179 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
APR 29 2004
516

SEC FILE NUMBER
8-18330

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING March 1, 2003 (MM/DD/YY) AND ENDING February 29, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John Finn & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 Dixie Terminal Building, 49 East Fourth Street
(No. and Street)

Cincinnati	Ohio	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John H. Finn III (513) 579-0066
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen McCurdy, Ltd.
(Name – *if individual, state last, first, middle name*)

27955 Clemens Road	Westlake	Ohio	44145
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 12 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JS 5/11

OATH OR AFFIRMATION

I, John H. Finn III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John Finn & Company, Inc., as of February 29, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

MARIJANE TEEPEN
Notary Public, State of Ohio
My Commission Expires Oct. 18, 2005

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FINN & COMPANY, INC.

INDEPENDENT AUDITORS' REPORT

FEBRUARY 29, 2004

Cohen McCurdy
Certified Public Accountants

JOHN FINN & COMPANY, INC.

FEBRUARY 29, 2004

TABLE OF CONTENTS

Cohen McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
27955 Clemens Road
Westlake, OH 44145-1139

www.cohenmccurdy.com

440.835.8500
440.835.1093 *fax*

BOARD OF DIRECTORS
JOHN FINN & COMPANY, INC.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of John Finn & Company, Inc. as of February 29, 2004, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Finn & Company, Inc. as of February 29, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen McCurdy, Ltd.

March 23, 2004
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

FEBRUARY 29, 2004

ASSETS

CASH AND CASH EQUIVALENTS	$ 37,369
RESTRICTED CASH	75,000
RECEIVABLES FROM CLEARING BROKER AND OTHER BROKER-DEALERS	44,476
SECURITIES OWNED: MARKETABLE, AT MARKET VALUE	1,017,770
NOT READILY MARKETABLE, AT ESTIMATED FAIR VALUE	16,500
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - AT COST, LESS ACCUMULATED AMORTIZATION OF $101,029	4,209
OTHER RECEIVABLES	902
LOAN TO OFFICER	36,958
	$ 1,233,184

LIABILITIES

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 14,326
DEFERRED FEDERAL INCOME TAX	14,900
	29,226
COMMITMENTS	

SHAREHOLDER'S EQUITY

COMMON STOCK	
Class A (voting), no par value, 500 shares authorized, issued and outstanding	5,000
Class B (non-voting), no par value, 5 shares authorized, issued and outstanding	250
ADDITIONAL PAID-IN CAPITAL	14,169
RETAINED EARNINGS	1,184,539
	1,203,958
	$ 1,233,184

The accompanying notes are an integral part of these statements.

STATEMENT OF INCOME

YEAR ENDED FEBRUARY 29, 2004

REVENUE	
Commissions and fees	$ 591,376
Trading gains	87,948
Interest and dividends	4,137
	683,461
EXPENSES	
Occupancy	131,980
Commissions, employee compensation and benefits	354,862
Communications and data processing	30,729
Professional fees	20,287
Dues and subscriptions	23,706
Other	41,118
	602,682
INCOME BEFORE INCOME TAXES	80,779
PROVISION (CREDIT) FOR INCOME TAXES	
Current	(873)
Deferred	13,100
	12,227
NET INCOME	$ 68,552

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED FEBRUARY 29, 2004

	CLASS A COMMON STOCK	CLASS B COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE – MARCH 1, 2003	$ 5,000	$ 250	$ 14,169	$1,115,987	$1,135,406
NET INCOME				68,552	68,552
BALANCE – FEBRUARY 29, 2004	$ 5,000	$ 250	$ 14,169	$1,184,539	$1,203,958

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED FEBRUARY 29, 2004

CASH FLOW USED IN OPERATING ACTIVITIES	
Net income	$ 68,552
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation	2,565
Deferred tax provision	13,100
Unrealized gain of investments	(87,948)
Increase (decrease) in cash from changes in operating assets and liabilities	
Receivables from clearing broker and other broker-dealers	(15,128)
Other receivables	(873)
Accounts payable and accrued expenses	316
Net cash used in operations	(19,416)
CASH FLOW USED IN INVESTING ACTIVITIES	
Purchase of furniture and equipment	(1,795)
Proceeds from sales of securities	5,000
Purchase of securities	(3,926)
	(721)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(20,137)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	57,506
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 37,369

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

John Finn & Company, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio, and is a member of the National Association of Securities Dealers, Inc. (NASD).

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Restricted Cash

The Company has $75,000 of an interest bearing deposit with Pershing pursuant to its clearing agreement.

Receivables and Credit Policies

Commissions receivable are uncollateralized carrier obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Commissions receivable are stated at the amount billed to the carrier. Payments of commissions receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectibility. In the opinion of management, at February 29, 2004, all commissions were considered collectible and no allowance was necessary.

Depreciation and Amortization

The Company uses the straight-line method of depreciation for financial reporting purposes using estimated useful lives of five to seven years. Leasehold improvements are amortized over their economic useful life of five years.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

2. SECURITIES OWNED

At February 29, 2004, marketable securities owned consist of trading and investment securities in corporate stocks and are carried at market value. The resulting difference between cost and fair value is included in trading gains – net. Security transactions are recorded on a trade-date basis. Realized gains or losses are calculated using the specific identification method.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At February 29, 2004, securities not readily marketable consist of NASDAQ warrants expiring through June 2006. Such securities are valued at cost which approximates their fair value.

Net unrealized gain on investments of $87,948 is reported in the statement of income.

NOTES TO THE FINANCIAL STATEMENTS

3. LOAN TO OFFICER

At February 29, 2004, loan to officer consisted of an unsecured loan to an officer of the Company in the amount of $36,958. The loan is payable in monthly installments of $510, including interest at 5.5%. No principal or interest payments were received during the year.

4. FEDERAL INCOME TAXES

Significant temporary differences that give rise to a deferred tax liability and deferred tax asset consist of excess financial accounting depreciation over tax and net unrealized gains on securities owned. At February 29, 2004, deferred income taxes consisted of the following:

Deferred tax asset	$ 2,100
Deferred tax liability	(17,000)
	$ (14,900)

5. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $250,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At February 29, 2004, the Company had net capital of $1,092,056 which was $842,056 in excess of its required net capital of $250,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At February 29, 2004, the ratio was .013 to 1.

6. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

7. EMPLOYEE BENEFIT PLAN

The Company has a qualified defined contribution profit-sharing plan for all employees who meet certain requirements as to age and length of service. Contributions are allocated as a percentage of eligible salaries. Annual contributions to the plan are at the discretion of the Board of Directors. There were no contributions to the plan during the year.

The Company offers a 401(k) plan to substantially all of its employees. The Company does not match employee contributions.

NOTES TO THE FINANCIAL STATEMENTS

8. COMMITMENTS

The Company leases office space under an operating lease expiring on July 31, 2004. Minimum monthly lease payments are $5,492. Rent and utilities expense was $70,103 on the office space for the year.

9. ADVERTISING

Advertising and sales promotion costs are expensed as incurred. Advertising expense totaled $4,380 for the year.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

FEBRUARY 29, 2004

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

FEBRUARY 29, 2004

NET CAPITAL	
Total shareholder's equity from statement of financial condition	$1,203,958
Deduct: Nonallowable assets	
Furniture, equipment and leasehold improvements - Net	(4,209)
Other receivables	(902)
Loan to officer	(36,958)
Add: Deferred federal income tax	14,900
	1,176,789
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	
Haircuts on securities:	
Trading and investment securities	(68,233)
Non-marketable securities	(16,500)
	(84,733)
NET CAPITAL	$1,092,056
COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	$ 14,326
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6⅔% OF AGGREGATE INDEBTEDNESS	$ 956
MINIMUM REQUIRED NET CAPITAL	$ 250,000
NET CAPITAL REQUIREMENT	$ 250,000
EXCESS NET CAPITAL	$ 842,056
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.3%

SCHEDULES II AND III – RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 AND COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

FEBRUARY 29, 2004

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of February 29, 2004 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation follows:

	February 29, 2004
Net capital, as reported in Company's Form X-17a-5, Part 11A	$1,071,246
Net audit adjustments	20,800
Net capital, as reported in Schedule I	$1,092,056

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Cohen McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
27955 Clemens Road
Westlake, OH 44145-1139

www.cohenmccurdy.com

440.835.8500
440.835.1093 fax

BOARD OF DIRECTORS
JOHN FINN & COMPANY, INC.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of John Finn & Company, Inc. (the Company) for the year ended February 29, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 29, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Cohen McCurdy, Ltd.

March 23, 2004
Westlake, Ohio